Filed Pursuant to Rule 424(b)(3)
Registration No. 333-256823

JLL INCOME PROPERTY TRUST, INC.
SUPPLEMENT NO. 13 DATED JANUARY 5, 2023
TO THE PROSPECTUS DATED APRIL 7, 2022

This Supplement No. 13 (the "supplement") is part of the prospectus of JLL Income Property Trust, Inc. and should be read in conjunction with the prospectus. Terms used in this supplement No. 13 and not otherwise defined herein have the same meanings as set forth in our prospectus and any supplements thereto. The purpose of this supplement is to disclose:
•the components of NAV as of December 31, 2022;
•the status of our offering;
•the status of our share repurchase plan;
•determinations by our Board of Directors;
•recent acquisitions of properties; and
•the recent share pricing information.

Components of NAV
The following table provides a breakdown of the major components of our NAV as of December 31, 2022:

	December 31, 2022
Component of NAV	Class A Shares	Class M Shares	Class A-I Shares	Class M-I Shares	Class D Shares	Total
Real estate investments (1)	$2,554,496,000	$589,026,000	$111,544,000	$2,155,728,000	$67,936,000	$5,478,730,000
Debt	(968,627,000)	(223,350,000)	(42,296,000)	(817,420,000)	(25,760,000)	(2,077,453,000)
Other assets and liabilities, net	46,871,000	10,808,000	2,047,000	39,554,000	1,246,000	100,526,000
Estimated enterprise value premium	None assumed	None assumed	None assumed	None assumed	None assumed	None assumed
NAV	$1,632,740,000	$376,484,000	$71,295,000	$1,377,862,000	$43,422,000	$3,501,803,000
Number of outstanding shares	113,647,009	26,167,131	4,950,208	95,802,365	3,023,025
NAV per share	$14.37	$14.39	$14.40	$14.38	$14.36
(1)    The value of our real estate investments was greater than the historical cost by approximately 14.6% as of December 31, 2022.
The following are key assumptions (shown on a weighted-average basis) that are used in the discounted cash flow models to estimate the value of our real estate investments as of December 31, 2022:

	Industrial	Medical Office	Office	Residential	Retail	Other (1)	Total Company
Exit capitalization rate	4.7%	5.3%	5.9%	4.8%	5.5%	6.5%	4.9%
Discount rate/internal rate of return (IRR)	6.2	6.4	6.9	6.3	6.7	7.9	6.4
Annual market rent growth rate	3.3	3.0	2.7	3.3	2.9	3.1	3.2
Holding period (years)	10.0	10.0	10.0	10.0	10.0	21.0	10.1
(1)    Other includes Chicago and South Beach parking garages. South Beach Parking Garage is subject to a ground lease and the appraisal incorporates discounted cash flows over its remaining lease term and therefore does not utilize an exit capitalization rate.

While we believe our assumptions are reasonable, a change in these assumptions would impact the calculation of the value of our real estate investments. For example, assuming all other factors remain unchanged, the changes listed below would result in the following impacts on our real estate investment value as of December 31, 2022:

Input
Discount Rate - weighted average	0.25% increase	(1.8)%
Exit Capitalization Rate - weighted average	0.25% increase	(3.0)%
Annual market rent growth rate - weighted average	0.25% decrease	(1.4)%
The fair value of our mortgage notes and other debt payable was estimated to be approximately $136,611,000 lower than the carrying values at December 31, 2022. The NAV per share would have increased by $0.56 at December 31, 2022 if we were to have included the fair value of our mortgage notes and other debt payable in our methodology to determine NAV.
Status of the Offering
On December 21, 2021, our Second Extended Public Offering was terminated and we commenced our Third Extended Public Offering of up to $3,000,000,000 in shares, of which $2,700,000,000 in shares can be issued pursuant to our primary offering and $300,000,000 in shares can be issued pursuant to our distribution reinvestment plan.
As of December 31, 2022, we have received aggregate gross proceeds of approximately $733,571,000 including $271,900,000 from the sale of 18,443,394 Class A shares, $75,810,000 from the sale of 5,198,505 Class M shares, $4,166,000 from the sale of 279,507 Class A-I shares, and $381,695,000 from the sale of 26,249,097 Class M-I shares pursuant to our primary offering. There were $1,966,429,000 in shares of our common stock in our primary offering available for sale. As of December 31, 2022, we have received approximately $91,621,000 pursuant to our distribution reinvestment plan, including $45,071,000 from the sale of 3,122,687 Class A shares, $10,609,000 from the sale of 738,305 Class M shares, $3,075,000 from the sale of 212,964 Class A-I shares, and $32,866,000 from the sale of 2,262,838 Class M-I shares. There were $208,379,000 in shares of our common stock available for sale pursuant to our distribution reinvestment plan.
We are structured as an institutionally managed, daily valued perpetual-life REIT. This means that, subject to regulatory approval of our filing for additional offerings, we plan to sell shares of our common stock on a continuous basis and for an indefinite period of time. We will endeavor to take all reasonable actions to avoid interruptions in the continuous offering of our shares of common stock. There can be no assurance, however, that we will not need to suspend our continuous offering. The offering must be registered in every state in which we offer or sell shares. Generally, such registrations are for a period of one year. Thus, we may have to stop selling shares in any state in which our registration is not renewed or otherwise extended annually. We reserve the right to terminate this offering at any time and to extend our offering term to the extent permissible under applicable law.
Since the beginning of 2012, we have raised a total of approximately $4,695,413,000 through our ongoing public and various private offerings, as well as our distribution reinvestment plan. We raised a total of approximately $164,081,000 during the quarter ending December 31, 2022.  As of December 31, 2022, our total NAV across all share classes was approximately $3,501,803,000.
Share Repurchase Plan Status
During the quarter ended December 31, 2022, we redeemed 7,298,586 shares for a total of approximately $108,045,000 pursuant to our share repurchase plan. We honored 100% of all redemption requests received. Shares are not eligible for repurchase for the first year after purchase except upon death or disability of the stockholder. Shares issued pursuant to our distribution reinvestment plan are not subject to the one-year holding period. Eligible share repurchases during the period from January 1, 2023 through March 31, 2023 are limited to approximately $175,092,000 which is 5% of the NAV of all classes of shares as of the last business day of the previous calendar quarter.
Determinations by Our Board of Directors
Our charter contains a provision that codifies the authority of our board of directors to manage our business and affairs. The provision enumerates certain matters and states that the determinations as to any such enumerated matters made by or pursuant to the direction of our board of directors (consistent with our charter) is final and conclusive and binding upon us and our stockholders. This provision does not alter the duties our board of directors owes to us or our stockholders pursuant to our charter and under Maryland laws. Further it would not restrict the ability of a stockholder to challenge an action by our board of directors that was taken in a manner that is inconsistent with our charter or the board of directors’ duties under Maryland law or that did not comply with the requirements of the provision.

Acquisitions
On December 9, 2022, we funded an additional investment to acquire single-family rental homes within the joint venture of which we are 95% owners. This additional funding includes 45 single family homes located throughout the U.S. totaling approximately $14.4 million.
Recent Share Pricing Information
Below is the daily NAV per share, as determined in accordance with our valuation guidelines, for each business day from December 1 to December 31, 2022, for each of our classes of common stock:

Date	NAV per Share
	Class A	Class M	Class A-I	Class M-I	Class D (1)
December 1, 2022	$14.77	$14.80	$14.82	$14.81	$14.79
December 2, 2022	$14.77	$14.81	$14.82	$14.81	$14.79
December 5, 2022	$14.77	$14.81	$14.82	$14.81	$14.79
December 6, 2022	$14.73	$14.76	$14.78	$14.76	$14.75
December 7, 2022	$14.73	$14.77	$14.78	$14.77	$14.75
December 8, 2022	$14.72	$14.76	$14.77	$14.76	$14.74
December 9, 2022	$14.73	$14.76	$14.78	$14.76	$14.75
December 12, 2022	$14.73	$14.77	$14.78	$14.77	$14.75
December 13, 2022	$14.70	$14.74	$14.75	$14.74	$14.72
December 14, 2022	$14.69	$14.73	$14.74	$14.73	$14.71
December 15, 2022	$14.69	$14.73	$14.74	$14.73	$14.71
December 16, 2022	$14.67	$14.71	$14.72	$14.71	$14.69
December 19, 2022	$14.66	$14.70	$14.72	$14.71	$14.69
December 20, 2022	$14.62	$14.66	$14.67	$14.66	$14.64
December 21, 2022	$14.55	$14.58	$14.60	$14.59	$14.57
December 22, 2022	$14.54	$14.58	$14.60	$14.59	$14.57
December 23, 2022 (2)	$14.44	$14.46	$14.47	$14.45	$14.43
December 27, 2022	$14.43	$14.45	$14.46	$14.44	$14.42
December 28, 2022	$14.39	$14.41	$14.43	$14.41	$14.39
December 29, 2022	$14.37	$14.40	$14.41	$14.39	$14.37
December 30, 2022	$14.36	$14.38	$14.40	$14.38	$14.36
(1)     Shares of Class D common stock are currently being offered pursuant to a private placement offering.
(2)     On November 8, 2022, our board of directors approved a gross dividend for the fourth quarter of 2022 of $0.14 per share to stockholders of record as of December 22, 2022. The decrease in share price on December 23, 2022 reflects the accrual of this cash distribution.
Purchases and repurchases of shares of our common stock will be made based on the appropriate day’s applicable per share NAV. On each business day, our NAV per share for each public offered share class, is posted on our website, www.JLLIPT.com, and made available on our toll-free, automated telephone line, (855) 652-0277.